Envoy Capital Group Inc.
Third Quarter Report 2007

Dear Shareholders
The third quarter of fiscal 2007 was another profitable quarter for Envoy. The highlights for the quarter include:
•	Revenue increased to $4.3 million, an improvement of $2.0 million or an 86% increase.

•	Net earnings of $198,000 or $.02 per fully diluted share (based on a fully diluted weighted average of 10.1 million shares outstanding during the quarter), an improvement of $1.3 million or $.07 per share over the same quarter last year.

•	Both the Branding and the Merchant Banking Segments contributed to profitability.

•	Our Branding business, Watt International, announced the opening of a new Shanghai office and signed a joint venture agreement with a Chinese developer.

•	The issued and outstanding shares as at June 30, 2007 totaled 9.9 million shares, a reduction of 374,000 shares during the quarter.

•	The net book value as at June 30, 2007 was $4.60 per share.
Our net earnings for the nine months ended June 30, 2007 were $2.7 million or $.19 per fully diluted share, compared with a loss of ($2.7) million or ($.013) per fully diluted share last year. For the three months ended June 30, 2007 our net earnings were $198,000 or $.02 per fully diluted share, compared with a loss of ($1.1) million or ($.07) per fully diluted share for the same three month period last year. The improvement in our year to date and third quarter earnings over the respective periods last year is a result of new business wins in our Branding business segment, improved returns on the Merchant Banking assets, overall expense reductions compared to last year and the reduction of issued and outstanding shares by way of our share buy back programs.
Revenue from our Branding business, Watt International Inc. (“Watt”) was $3.5 million for the three months ended June 30, 2007 and $9.0 million for the nine months year to date, compared to $2.3 million and $7.2 million for the respective periods last year. This growth in revenue combined with a much improved cost structure resulted in a pre tax operating profit of approximately $435,000 for the third quarter compared to a pre tax operating loss of ($767,000) in the third quarter last year. For the nine months to June 30, 2007 Watt has generated an operating profit of $1.4 million compared to a loss of (3.3 million) in the same nine month period last year.
This significant turnaround in the business year over year is the result of a strategic repositioning of the business by senior management and also demonstrates the strength and reputation of the brand name “Watt” in the marketplace. Watt has been successful in recent months in winning new brand strategy and design assignments from new and existing customers in North America and, after establishing a satellite office in Dubai last year, Watt is also benefiting from the growth in business originating from this geographic region. We believe that this region will continue to provide new growth opportunities for Watt in the years ahead and, accordingly, have initiated the work necessary to open a more permanent branch office in Dubai.

Watt also recently announced the opening of a new office in Shanghai, China as well as the signing of a joint venture agreement with Zhong Jia, a well established Chinese developer who is also located in Shanghai. This represents another important strategic initiative in Watt’s expansion to serve a growing Asian market. Watt will initially provide retail design and architectural services, but will explore the introduction of additional services, including retail strategy and consumer package design, over the next several months. Watt’s customers include some of the leading retailers such as Walmart, McDonalds, Sam’s Club, The Bay, Kroger, Sobey’s, Walgreen’s and Cencosud.
Our Merchant Banking business earned a pre tax operating profit of $356,000 in the third quarter, resulting in a nine month operating profit of $2.8 million. As this was the first reporting year for this business segment there are no comparable earnings for the same period last year. Investment income for the quarter (including realized and unrealized gains, interest and dividends) totaled $766,000 and $4.1 million year to date. Based on an average capital base of approximately $33 million, this represents a return of approximately 2.3% for the third quarter and 12.5% for the nine months year to date.
Our returns for the third quarter were negatively impacted by the overall stock market correction which occurred in late June 2007. In addition, as part of an overall diversification strategy, a portion of our investment portfolio is denominated in $US and other foreign currencies. The sudden and dramatic increase in the $CAD negatively impacted the gains we had otherwise earned in the foreign markets stated in the local currencies.
During the quarter Envoy increased its investment in Mosquito Consolidated Gold Mines Inc (“MSQ”) through the purchase of 50,000 units. Each unit consists of 1 common share of MSQ priced at $1.50 and one warrant entitling the holder to purchase 1 additional common share at a price of $2.00 for a period of two years. Envoy’s aggregate ownership in MSQ consists of 554,200 common shares and 382,000 warrants. MSQ trades under the symbol MSQ on the Toronto Venture Exchange. Additional information on MSQ can be obtained on Envoy’s web site at www.envoy.to or by visiting MSQ’s website at www.mosquitogold.com.
Mosquito is a mineral exploration and mine development company with a diverse portfolio of precious and base metal projects under development in high return, low political risk environments of North America. Of particular interest to Envoy are Mosquito’s three Molybdenum drilling projects located in Idaho and Nevada. Molybdenum is a metal used in the manufacture of stainless steel products and super alloys used for aerospace and power generation applications. For more information on Mosquito, visit Envoy’s web site at www.envoy.to or visit MSQ’s web site at www.mosquitogold.com.
Envoy’s goal in launching the Merchant Banking operations was to provide debt and equity capital as well as general corporate finance services to small cap companies. We believe that this area of the market is underserved and an opportunity exists for Envoy to fill the void in that niche of the market. Consistent with this strategy, Envoy created

Sereno Capital Corporation (“Sereno”), a Capital Pool Company which will trade on the TSX Venture exchange. The principal business of Sereno will be to identify growth and development stage companies that require capital and public company management experience and to bring that company public to trade as a regular listing on the exchange. Envoy is the promoter of Sereno and a significant shareholder.
Our corporate expenses relate primarily to accounting, finance, legal and regulatory reporting compliance matters. We will continue to look for cost saving opportunities and efficiencies in these areas as we move forward.
During the year we have significantly reduced the number of issued and outstanding share of Envoy. In January 2007, Envoy announced that it had repurchased and cancelled 9,002,383 common shares pursuant to the modified Dutch Auction tender offer at a cost of $28.7 million or $3.19 per share. The shares repurchased and cancelled represented 46.5% of Envoy’s issued and outstanding common shares.
In addition, under the terms of a Normal Course Issuer Bid announced in February 2007, Envoy has repurchased and cancelled an additional 535,669 common shares under this Normal Course Issuer Bid program up to and including June 30, 2007.
After giving effect to these two share buy back programs Envoy had 9,915,030 common shares outstanding as at June 30, 2007. If there were no changes to the issued and outstanding common shares during the remainder of the year, we estimate that the weighted average fully diluted common shares outstanding for fiscal 2007 will be approximately 13.3 million.
Based on the June 30, 2007 shareholders’ equity of $45,640,252 and 9,915,030 outstanding common shares, Envoy’s net book value per common share was $4.60 per share.
We are pleased with our third quarter and year to date results and look forward to continued success in the months ahead.
Thank you for your continued support.

Envoy Capital Group Inc.
NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

		Envoy Capital Group Inc.
		Consolidated Balance Sheets
		(Expressed In Canadian dollars)

		June 30	September 30
As at:		2007	2006

Assets

Current
Cash		$62,142	$758,195
Cash held in escrow	note 9	2,775,652	2,700,000
Investments held for trading	note 3	26,383,115	57,367,535
Accounts receivable		5,291,170	4,659,635
Future income taxes		963,967	963,967
Prepaid expenses and deferred charges		1,001,411	1,758,889
Loans receivable		493,746	492,923

		36,971,203	68,701,144

Investments	note 3 & 4	1,469,171	1,001,354
Loans receivable		987,492	1,357,802
Capital assets		1,541,849	2,057,542
Goodwill and other assets		4,407,434	4,416,609
Future income taxes		3,739,203	3,739,203

		$49,116,352	$81,273,654

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities		2,671,614	4,885,496
Deferred revenue		625,514	1,089,534
Current portion of long-term debt	note 5	87,114	84,862

		3,384,242	6,059,892

Long-term debt	note 5	91,858	167,173

		3,476,100	6,227,065

Shareholders’ equity
Share capital	note 6	10,819,855	97,186,342
Contributed surplus		24,821,572	10,787,651
Warrants		6,542,456	6,542,456
Retained earnings	note 6	2,652,674	(40,266,401)
Stock based compensation	note 10	864,533	847,546
Accumulated other comprehensive income (restated)	note 2	(60,838)	(51,005)

		45,640,252	75,046,589

		$49,116,352	$81,273,654

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director
The accompanying notes are an integral part of these statements

		Envoy Capital Group Inc.
		Consolidated Statements of Operations
		Unaudited — Prepared by Management
		(Expressed In Canadian dollars)

		June 30	June 30
For the nine months ended:		2007	2006

Net revenue from consumer branding business	note 8	$8,987,580	$7,213,074
Net investment gains
Net realized capital gains	note 3	1,838,963	—
Unrealized capital gains	note 3	1,654,197	—
Interest and dividend income	note 3	634,105	—

		13,114,845	7,213,074

Operating expenses:
Salaries and benefits	note 10	7,800,538	8,418,465
General and administrative		1,951,729	2,163,463
Occupancy costs		455,020	753,013

		10,207,287	11,334,941

Depreciation		576,065	604,519

Investment earnings		(386,404)	(1,174,136)

Interest expense (income) and financing costs		65,223	(16,829)

		10,462,171	10,748,495

Earnings (loss) before restructuring expense, income taxes and discontinued operations		2,652,674	(3,535,421)

Restructuring expense	note 7	—	(1,112,760)

Earnings (loss) before income taxes and discontinued operations		2,652,674	(4,648,181)

Income tax expense (recovery)		—	(1,090,461)

Earnings (loss) from continuing operations		2,652,674	(3,557,720)

Earnings from discontinued operations, net of income taxes	note 9	—	876,324

Net earnings (loss)		$2,652,674	$(2,681,396)

Earnings (loss) per share
Basic		$0.19	$(0.13)
Diluted		$0.19	$(0.13)

Earnings (loss) per share — continuing operations
Basic		$0.19	$(0.17)
Diluted		$0.19	$(0.17)

Earnings per share — discontinued operations
Basic		$—	$0.04
Diluted		$—	$0.04

Weighted average number of common shares outstanding — basic		14,295,732	20,791,146
Weighted average number of common shares outstanding — fully diluted		14,304,299	20,804,755

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc.
	Consolidated Statements of Comprehensive Income
	Unaudited — Prepared by Management
	(Expressed In Canadian dollars)

	June 30	June 30
For the nine months ended:	2007	2006

Net earnings (loss)	$2,652,674	$(2,681,396)

Other comprehensive income:
Gain (loss) on foreign currency translation	(9,833)

Comprehensive income (loss)	$2,642,841	$(2,681,396)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	June 30	June 30
For the nine months ended:	2007	2006

Deficit, beginning of period	$(40,266,401)	$(42,402,587)

Net earnings (loss)	2,652,674	(2,681,396)

Deficit reduction applied against share capital	40,266,401	—

Retained earnings (deficit), end of period	$2,652,674	$(45,083,983)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	June 30	June 30
For the nine months ended:	2007	2006

Cash flows from operating activities:

Net earnings (loss)	$2,652,674	$(2,681,396)

Items not involving cash:
Income from discontinued operations	—	(876,324)
Depreciation	576,065	604,519
Stock based compensation	16,987	51,160

Net change in non-cash working capital balances:
Accounts receivable	(631,535)	5,045,537
Prepaid expenses and deferred charges	757,478	173,508
Investments held for trading	30,984,420	17,113,957
Accounts payable and accrued liabilities	(2,213,882)	(762,672)
Deferred revenue	(464,020)	(281,669)
Future income taxes	—	(593,697)
Cash held in escrow	(75,652)	—

Net cash provided by (used in) operating activities	31,602,535	17,792,923

Cash flows from financing activities:
Long-term debt repayments	(73,063)	(83,793)
Issuance of common shares, net of share issue costs	66,584	—
Share buy back under substantial issuer bid	(30,218,722)	—
Share buy back under normal course issuer bid	(1,914,027)	(2,316,148)

Net cash provided by (used in) financing activities	(32,139,228)	(2,399,941)

Cash flows from investing activities:
Loans receivable	369,487	100,501
Purchase of capital assets	(51,197)	—
Investments	(467,817)	(19,325,006)

Net cash provided by (used in) investing activities	(149,527)	(19,224,505)

Change in cash balance due to foreign exchange	(9,833)	(122,786)

Net change in cash from continuing operations	(696,053)	(3,954,309)

Cash flows from discontinued operations
Net cash provided by operating activities	—	2,009,231
Net cash provided by (used in) financing activities	—	(213,925)
Net cash provided by (used in) investing activities	—	(1,092,881)
Change in cash balance due to foreign exchange	—	(134,663)

Net change in cash from discontinued operations	—	567,762

Net change in cash	(696,053)	(3,386,547)

Cash, beginning of period — continued operations	758,195	2,324,074
Add: cash, beginning of period for the discontinued operations	—	1,885,846
Less: cash, end of period for the discontinued operations	—	(639,454)

Cash, end of period	$62,142	$183,919

Supplemental cash flow information:
Interest paid	$64,218	$19,210
Income taxes paid	—	—

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

		June 30	June 30
For the three months ended:		2007	2006

Net revenue from consumer branding business	note 8	$3,492,560	$2,285,981
Net investment gains
Net realized capital gains	note 3	11,012	—
Unrealized capital gains	note 3	621,805	—
Interest and dividend income	note 3	132,894	—

		4,258,271	2,285,981

Operating expenses:
Salaries and benefits	note 10	3,031,210	2,397,156
General and administrative		897,840	714,989
Occupancy costs		116,752	232,002

		4,045,802	3,344,147

Depreciation		191,221	188,703

Investment earnings		—	249,098

Interest expense (income) and financing costs		28,085	(5,916)

		4,265,108	3,776,032

Earnings (loss) before income taxes and discontinued operations		(6,837)	(1,490,051)

Income tax recovery		(205,150)	21,314

Earnings (loss) from continuing operations		198,313	(1,511,365)

Earnings from discontinued operations, net of income taxes	note 9	—	392,580

Net earnings (loss)		$198,313	$(1,118,785)

Earnings (loss) per share
Basic		$0.02	$(0.05)
Diluted		$0.02	$(0.05)

Earnings (loss) per share — continuing operations
Basic		$0.02	$(0.07)
Diluted		$0.02	$(0.07)

Earnings per share — discontinued operations
Basic		$—	$0.02
Diluted		$—	$0.02

Weighted average number of common shares outstanding — basic		10,090,507	20,366,095
Weighted average number of common shares outstanding — fully diluted		10,099,074	20,379,704

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Comprehensive Income
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	June 30	June 30
For the three months ended:	2007	2006

Net earnings (loss)	$198,313	$(1,118,785)

Other comprehensive income:
Loss on foreign currency translation	(18,407)	—

Comprehensive income (loss)	$179,906	$(1,118,785)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	June 30	June 30
For the three months ended:	2007	2006

Deficit, beginning of period	$2,454,361	$(43,965,198)

Net earnings (loss)	198,313	(1,118,785)

Retained earnings (deficit), end of period	$2,652,674	$(45,083,983)

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc.
	Consolidated Statements of Cash Flows
	Unaudited — Prepared by Management
	(Expressed In Canadian dollars)

	June 30	June 30
For the three months ended:	2007	2006

Cash flows from operating activities:

Net earnings (loss)	$198,313	$(1,118,785)

Items not involving cash:
Income from discontinued operations	—	(392,580)
Depreciation	191,221	188,703
Stock based compensation	3,942	6,522

Net change in non-cash working capital balances:
Accounts receivable	467,815	39,375
Prepaid expenses and deferred charges	278,575	32,909
Investments held for trading	1,242,153	—
Accounts payable and accrued liabilities	209,876	(93,585)
Deferred revenue	(105,898)	(251,907)
Future income taxes	(205,150)	—
Cash held in escrow	(24,393)	—

Net cash provided by (used in) operating activities	2,256,454	(1,589,348)

Cash flows from financing activities:
Long-term debt repayments	(21,328)	(24,863)
Issuance of common shares, net of share issue costs	58,250	—
Share buy back under substantial issuer bid	(9,838)	—
Share buy back under normal course issuers bid	(1,424,682)	(2,191,149)

Net cash provided by (used in) financing activities	(1,397,598)	(2,216,012)

Cash flows from investing activities:
Loans receivable	123,437	33,723
Purchase of capital assets	(29,672)	—
Investments	613,900	2,463,580

Net cash provided by (used in) investing activities	707,665	2,497,303

Change in cash balance due to foreign exchange	(18,407)	(51,856)

Net change in cash from continuing operations	1,548,114	(1,359,913)

Cash flows from discontinued operations
Net cash provided by operating activities	—	109,798
Net cash provided by (used in) financing activities	—	—
Net cash provided by (used in) investing activities	—	(536,009)
Change in cash balance due to foreign exchange	—	(171,247)

Net change in cash from discontinued operations	—	(597,458)

Net change in cash	1,548,114	(1,957,371)

Cash, beginning of period — continued operations	(1,485,972)	1,449,597
Add: cash, beginning of period for the discontinued operations	—	1,331,147
Less: cash, end of period for the discontinued operations	—	(639,454)

Cash, end of period	$62,142	$183,919

Supplemental cash flow information:
Interest paid	$31,567	$5,212
Income taxes paid	—	—

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statement of Shareholders Equity
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

						Accumulated
						other
						comprehensive	Total
		Contributed		Retained	Stock based	income	shareholders’
	Share capital	surplus	Warrants	earnings	compensation	(restated)	equity

Balance, October 1, 2006	97,186,342	10,787,651	6,542,456	(40,266,401)	847,546	(51,005)	75,046,589

Share repurchases pursuant to substantial issuer bid	(45,048,658)	14,829,936					(30,218,722)

Share repurchases pursuant to normal course issuer bid	(1,118,012)	(796,015)					(1,914,027)

Share issuances pursuant to stock options exercised	66,584						66,584

Deficit reduction pursuant to special resolution	(40,266,401)			40,266,401			—

Net earnings for the period				2,652,674			2,652,674

Stock option expense					16,987		16,987

Unrealized gain on foreign exchange translation						(9,833)	(9,833)

Balance, June 30, 2007	10,819,855	24,821,572	6,542,456	2,652,674	864,533	(60,838)	45,640,252

The accompanying notes are an integral part of these statements

1.	Basis of presentation
These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2006.
In the opinion of management, all adjustments considered necessary for fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period.
Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2007.
Pursuant to a vote of shareholders, effective March 30, 2007, the Company changed its legal name to Envoy Capital Group Inc.
2.	Significant accounting policies
Accounting policies followed in the preparation of the June 30, 2007 interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements except for the following:
Effective October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855 Financial Instruments — recognition and measurement (“CICA Section 3855”). CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. As permitted by CICA Section 3855 investments held by the Company are accounted for at fair value.
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.
(i) Publicly-traded investments:
1. Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the

2.	Significant accounting policies (continued)
business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
(ii) Privately-held investments:
Securities in privately-held companies are recorded at cost unless an upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher than the Company’s carrying value. Downward adjustments to carrying value are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts and other developments since acquisition.
(iii) Other investments and Loans:
All the other investments are recorded at cost unless there is substantial evidence of change in value.
Loans are recorded at cost and revenue is amortized using effective interest method.
Effective October 1, 2006, the Company also adopted section 1530 of the CICA Handbook, Comprehensive Income. It describes how to report and disclose comprehensive income and its components.
Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:
•	changes in the currency translation adjustment relating to self-sustaining foreign operations

•	unrealized gains or losses on available-for-sale investments.
The Company also adopted the changes to section 3250 of the CICA Handbook, Surplus, reissued as section 3251, Equity. The section is effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
The Company also adopted the changes to section 3860 of the CICA Handbook, Financial Instruments — Disclosure and Presentation, reissued as section 3861, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for fiscal years beginning on or after October 1, 2006.

2.	Significant accounting policies (continued)
In conjunction with the above new sections, the CICA also issued section 3865 of the CICA Handbook, Hedges. The section describes when and how hedge accounting can be used.
Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:
•	changes in the fair value of a hedged item and a hedging item

•	changes in the cash flows attributable to a hedged item and a hedging item, or

•	changes resulting from a risk exposure relating to a hedged item and a hedging item.
Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period. The Company currently does not have any hedge transactions.
3.	Investments

	June 30	September 30
	2007	2006
Investments held for trading

Cash and equivalents	$741,720	$23,696,013

Publicly-traded investments
Fixed income	2,097,545	4,674,554
Equities	20,620,639	21,595,931
Discount securities	1,524,911	6,716,037

	24,243,095	32,986,522

Privately-held investments
Equities	1,398,750	685,000

Total investments held for trading	$26,383,115	$57,367,535

Investments
Real estate	$1,469,171	$1,001,354

3.	Investments (continued)
As at June 30, 2007 the portfolio of investments held for trading was invested in marketable securities, including discount notes, GIC’s, bonds and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at June 30, 2007 of the individual financial instruments. The specific investments within the portfolio will vary depending on market conditions. At June 30, 2007, the discount securities mature within six months at their face value.
Interest income on loans receivable was $30,448 during the current quarter.
4.	Related party transactions
During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties. The total costs of acquisition, surveying and consulting related to all properties was estimated to be $2,200,000. As of September 30, 2006, ECGP had net expenditures of $1,001,354, including a receivable from the related party of $56,221. During the first quarter of fiscal 2007 the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.
In June 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000, approximately $5,000 more than ECGP paid to acquire and hold the property.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
5.	Long-term debt

	June 30	September 30
	2007	2006

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in blended monthly instalments of $7,666.	$178,972	$252,035

Less current portion	87,114	84,862

	$91,858	$167,173

6.	Share capital
Authorized: Unlimited common shares without par value
Issued:

		Nine months ended		Fiscal year ended
		June 30, 2007		September 30, 2006
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	19,421,415	$97,186,342	21,007,517	$105,204,765

Common shares issued (cancelled) pursuant to:

Stock options exercised	31,667	66,584	20,000	25,000

Repurchase of shares under substantial issuer bid	(9,002,383)	(45,048,658)	—	—

Repurchase of shares under normal course issuer bid	(535,669)	(1,118,012)	(1,606,102)	(8,043,423)

Deficit reduction pursuant to special resolution	—	(40,266,401)	—	—

Balance, end of period	9,915,030	$10,819,855	19,421,415	$97,186,342
Pursuant to the terms of a substantial issuer bid via a modified “Dutch Auction” which began on September 15, 2006 and ended on January 24, 2007, the Company repurchased, for cancellation, 9,002,383 shares at price of US$2.70 (CDN$3.19) per share. Costs associated with the substantial issuer bid were approximately $1,476,000.
Pursuant to the normal course issuer bid which began on February 7, 2007 and ends on February 6, 2008, the Company is authorized to repurchase and cancel up to 10% of the public float of the shares. Under this normal course issuer bid, up to June 30, 2007, the Company had repurchased and cancelled 535,669 common shares for cash consideration of $1,914,027.
Pursuant to the normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. Under this normal course issuer bid, the Company repurchased and cancelled 2,013,182 common shares for cash consideration of $3,934,414. During fiscal 2006, under this normal course issuer bid, the Company repurchased and cancelled 1,606,102 common shares for cash consideration of $2,829,831.

6.	Share capital (continued)

On March 30, 2007, shareholders of the Company approved a special resolution to reduce the stated capital of the common shares of the Company by $40,266,401. The reduction in share capital was applied against the opening deficit in the same amount.

On March 30, 2007, the shareholders of the Company also approved a special resolution to amend the Articles of the Company to remove the maximum number of common shares that the Company is authorized to issue and to provide that, after giving effect to the foregoing, the Company is authorized to issue an unlimited number of common shares. Prior to the amendment of its Articles, the Company was authorized to issue 40 million common shares.

7.	Restructuring costs

In November 2005, the Company announced that its Board of Directors had approved the immediate implementation of a restructuring plan. The restructuring involved the downsizing of its subsidiaries workforce, and writing off redundant capital assets. Accordingly, the Company recorded a restructuring provision of $1.9 million in the first quarter of fiscal 2006, which included $1.1 million for North American operations and $0.8 million for UK operations. Termination costs related to 73 employees, of which 44 employee terminations were in North America and 29 in the United Kingdom and Continental Europe.

The restructuring plan was completed in the fourth quarter of 2006. The restructuring costs relating to the UK operations have been included in discontinued operations. The restructuring costs accrued but unpaid were:

	June 30	September 30
	2007	2006

Accounts payable and accrued liabilities	$—	$19,456

8.	Segmented information

As of October 1, 2006, the Company changed its corporate structure to include a focus on its Merchant Banking operations. In prior periods, the Company had only one operating segment. Accordingly, the Company has amended its segmented disclosures for fiscal 2007 and restated comparative figures to conform to the current presentation.

Summary of financial information concerning the Company’s operating segments is shown in the following tables:
(a) Nine months operating results

			For the nine months ended
				June 30, 2007
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$8,987,580	$4,127,265	—	$13,114,845

Operating expenses:
Salaries and benefits	5,472,397	1,052,129	1,276,013	7,800,538
General and administrative	1,142,153	234,092	575,484	1,951,729
Occupancy costs	609,058	62,531	(216,569)	455,020

Depreciation	308,590	12,559	254,916	576,065

Investment earnings	—	—	(386,404)	(386,404)

Interest expense and financing	11,853	—	53,370	65,223

Earnings (loss) before income taxes and discontinued operations	1,443,529	2,765,954	(1,556,809)	2,652,674

Income tax expense				—

Earnings from continuing operations				2,652,674

Earnings from discontinued operations, net of income taxes				—

Net earnings				$2,652,674

8. Segmented information (continued)

			For the nine months ended
				June 30, 2006
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$7,213,074	—	—	$7,213,074

Operating expenses:
Salaries and benefits	6,602,125	—	1,816,340	8,418,465
General and administrative	1,602,327	—	561,136	2,163,463
Occupancy costs	934,216	—	(181,203)	753,013

Depreciation	343,743	—	260,776	604,519

Investment earnings	—	—	(1,174,136)	(1,174,136)

Interest (income) expense	13,694	—	(30,523)	(16,829)

Loss before restructuring expense, income taxes and discontinued operations	(2,283,031)	—	(1,252,390)	(3,535,421)

Restructuring expense	1,002,760	—	110,000	1,112,760

Loss before income taxes and discontinued operations	(3,285,791)	—	(1,362,390)	(4,648,181)

Income tax recovery				(1,090,461)

Loss from continuing operations				(3,557,720)

Earnings from discontinued operations, net of income taxes				876,324

Net loss				$(2,681,396)

8.	Segmented information (continued)
     (b) Three months operating results

			For the three months ended
				June 30, 2007
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$3,492,560	$765,711	—	$4,258,271

Operating expenses:
Salaries and benefits	2,221,389	328,544	481,277	3,031,210
General and administrative	528,555	47,672	321,613	897,840
Occupancy costs	200,879	16,894	(101,021)	116,752

Depreciation	102,404	3,252	85,565	191,221

Investment earnings	—	—	—	—

Interest expense and financing	4,288	—	23,797	28,085

Earnings (loss) before income taxes and discontinued operations	435,045	369,349	(811,231)	(6,837)

Income tax expense				(205,150)

Earnings from continuing operations				198,313

Earnings from discontinued operations, net of income taxes				—

Net earnings				$198,313

8. Segmented information (continued)

			For the three months ended
				June 30, 2006
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$2,285,981	—	—	$2,285,981

Operating expenses:
Salaries and benefits	2,141,003	—	256,153	2,397,156
General and administrative	517,135	—	197,854	714,989
Occupancy costs	289,648	—	(57,646)	232,002

Depreciation	101,256	—	87,447	188,703

Investment earnings	—	—	249,098	249,098

Interest (income) expense	3,547	—	(9,463)	(5,916)

Loss before restructuring expense, income taxes and discontinued operations	(766,608)	—	(723,443)	(1,490,051)

Restructuring expense	—	—	—	—

Loss before income taxes and discontinued operations	(766,608)	—	(723,443)	(1,490,051)

Income tax recovery				21,314

Loss from continuing operations				(1,511,365)

Earnings from discontinued operations, net of income taxes				392,580

Net earnings				$(1,118,785)

     (c) Summary of total assets

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

June 30, 2007	$12,359,450	$32,767,244	$3,989,658	$49,116,352

September 30, 2006	$12,839,214	—	$68,434,440	$81,273,654

9.	Discontinued operations

Effective September 15, 2006, Envoy completed the sale of shares of its wholly owned subsidiary ECG (UK) including all the assets and related business operations of Watt Gilchrist Limited and Parker Williams Design Limited. The sale price was $27,000,000 paid in cash, of which $2,700,000 is being held in escrow to secure potential third party claims. The escrowed funds less the amount of any third party claim will be released to Envoy on the first anniversary date of the transaction, September 15, 2007.

Following are the results of discontinued operations:
ECG Holdings (UK) Limited and related companies

	June 30	June 30
Nine months	2007	2006

Net revenue	$—	$16,654,564

Operating expenses	—	13,290,179
Interest income	—	(49,840)
Depreciation and amortization	—	992,351
Restructuring expense	—	743,657
Income tax expense	—	449,651

Income from discontinued operations	—	1,228,566

Minority interest	—	352,242

Income from discontinued operations	$—	$876,324

ECG Holdings (UK) Limited and related companies

	June 30	June 30
Three months	2007	2006

Net revenue	$—	$5,183,966

Operating expenses	—	4,248,470
Interest income	—	(17,308)
Depreciation and amortization	—	329,033
Restructuring expense	—	—
Income tax expense	—	156,441

Income from discontinued operations	—	467,330

Minority interest	—	74,750

Income from discontinued operations	$—	$392,580

10.	Stock based compensation

On May 25th, 2004, the Company granted certain employees and directors a total of 375,000 options at an exercise price of $4.00 per share. These options vest over periods ranging from one year to three years, and expire on May 24th, 2009. The value of the options granted has been calculated using the Black-Scholes Option pricing model and the option value will be expensed over the vesting period of the options. For the nine months ended June 30, 2007, an expense of $16,987 ($51,160 for the nine months ended June 30, 2006), reflecting the option amortization for the period, has been included in salaries and benefits expense.

Envoy Capital Group Inc.
Management Discussion and Analysis
Third Quarter of Fiscal 2007
August 10, 2007
This section of our interim report sets forth Management’s Discussion and Analysis (“MD&A”) of the financial performance of Envoy Capital Group Inc. (“Envoy”, the “Company”, “we” or “us”) for the nine month period ended June 30, 2007 compared to the nine month period ended June 30, 2006.
The analysis should be read in conjunction with the unaudited interim consolidated financial statements (the “Financial Statements”) for the period ended June 30, 2007, including the accompanying notes, which are presented elsewhere in this report as well as the annual audited consolidated financial statements and the MD&A presented in the Annual Report to Shareholders for the year ended September 30, 2006.
The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 21 to the September 30, 2006 year end audited financial statements.
The discussion, analysis and financial review are presented in the following sections:
1.	Executive Summary

2.	Results of Operations

3.	Summary of Quarterly Results

4.	Commitments and Contractual Obligations

5.	Liquidity and Capital Resources

6.	Related Party Transactions

7.	Critical Accounting Policies

8.	Risks and Uncertainties

9.	Evaluation of Disclosure Controls and Procedures

10.	Updated Share Information

11.	Forward Looking Statements

12.	Other Information
1.	EXECUTIVE SUMMARY
In prior years Envoy had only one reportable segment, the Consumer and Retail Branding Group. However, with the establishment of Envoy Capital Group and the commencement of its merchant banking operations in fiscal 2007, Envoy now conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.

Corporate Overview
At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the corporation’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the corporation is authorized to issue. In addition, the shareholders also voted to reduce the stated capital of the corporation’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the corporation as at September 30, 2006.
Effective September 15, 2006, Envoy sold its wholly owned subsidiary, ECGH, including Parker Williams and Watt Gilchrist Limited (“Gilchrist”), for $27.0 million cash and recorded a net gain of $5.7 million on the sale. Envoy believes that the sale of its UK holdings, which represented non-core holdings for Envoy, will enhance shareholder value.
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 24, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million). Costs relating to the offering totaled approximately $1.5 million. On January 30, 2007, the Company took up and paid for 9,002,383 shares. Payment for the shares was made from available cash on hand.
On February 5, 2007 the Company announced that the Toronto Stock Exchange had accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 1,001,818 common shares over the next twelve month period. Purchases were approved to commence on February 7, 2007 and will conclude on the earlier of the date on which purchases under the bid have been completed and February 7, 2008. During the reporting period ending June 30, 2007 Envoy repurchased and cancelled 535,669 common shares for cash consideration of $1.9 million. The average price of the shares repurchased during this period was $3.57 per share.
Pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2006, the Company repurchased and cancelled 1,606,102 common shares for cash consideration of $2.8 million. The average price of the shares repurchased during fiscal 2006 was $1.76 per share.
In November 2005, the Company announced that its Board of Directors approved the immediate implementation of a restructuring plan which involved the downsizing of staff and writing off redundant capital assets. Envoy recorded a restructuring expense of approximately $1.1 million in the first quarter of fiscal 2006 relating to the Branding Group. The restructuring was completed during fiscal 2006 and the actual restructuring expense for the fiscal year was $0.6 million. The annual savings in salaries, benefits and other expenses associated with this restructuring were estimated to be approximately $0.9 million.

Based on the 2006 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company (“PFIC”) under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2006, and may be a PFIC for subsequent fiscal years
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or “mark-to-market” elections. U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.
Consumer and Retail Branding Overview
The operations of the Branding Group are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”). Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market. Watt recently transformed its business model to become more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.
Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis. Salaries and benefits tend to fluctuate in conjunction with revenues. To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow. Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.
Merchant Banking Overview
In Fiscal 2006, Envoy announced that its board of directors had approved the establishment of Envoy Capital Group, a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy believes that there is a need for merchant banking services in this segment of the market and Envoy is uniquely positioned to satisfy this need. Envoy has made several successful equity investments in recent years and has demonstrated an ability to identify and to add value to small and mid-cap companies in need of capital.

Envoy Capital Group’s mission is to build wealth and its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. Its goal is to deliver superior returns on a consistent basis and to create value for its shareholders. Envoy Capital Group was officially launched in fiscal 2007.
2.	RESULTS OF OPERATIONS
Three Months Ended June 30, 2007 Compared To Three Months Ended June 30, 2006
On a consolidated basis, the net income for the third quarter of fiscal 2007 was $0.2 million compared with a loss of ($1.1 million) for the third quarter of fiscal 2006.
The comparative results for the third quarter of fiscal 2006 include the operating results for the UK and European operations for the three months ended June 30, 2006. The amount is included as discontinued operations as a result of the sale of the ECG Holdings (UK) Limited last year. Income from discontinued operations (net of taxes) amounted to approximately $0.4 million.
On a fully diluted per share basis, the net income for this year’s third quarter was $.02 per share compared to a loss of ($.07) last year from continuing operations. The income from discontinued operations in the third quarter of fiscal 2006 was $.02 per fully diluted share.
Consumer and Retail Branding Segment
Net revenue for the Branding Segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the three months ended June 30
	(in millions)
By type of service:	2007	% of total	2006	% of total
Consumer and retail branding	$3.5	100%	$2.3	100%

By customer location:	2007	% of total	2006	% of total
Canada	$2.0	57%	$1.2	54%
USA and South America	0.4	12%	0.8	33%
Middle East and Asia	1.1	31%	0.3	13%

	$3.5	100%	$2.3	100%

Net revenue for the three months ended June 30, 2007 was $3.5 million, compared to $2.3 million for the three months ended June 30, 2006, an increase of $1.2 million. The principal reason for the increase in net revenue from last year to this year was several new business wins for both the consumer and retail divisions. The Consumer Brands component has augmented its revenue base with a diverse portfolio of both strategy and creative accounts. The Retail Branding component has expanded its international reach with additional client wins in the United States, along with expansion into the Middle East, serving clients in Dubai, UAE. An office in China was also established in recent months. It is expected that revenue going forward will be consistent with the most recent three quarters.
Net revenue from Canadian customers increased by approximately $0.8 million for the third quarter of fiscal 2007 as compared to the same period last year, while net revenue from the U.S. and South American based customers decreased by $0.4 million. Net revenue from the Middle East and Asian region increased $0.8 million in the third quarter of 2007 compared to the same quarter of 2006. As client spending patterns vary by region and by season, the Company’s geographic revenue will also shift from quarter to quarter.
Operating expenses, excluding depreciation, for the third quarter of 2007 were $3.0 million, approximately the same as those incurred the third quarter of fiscal 2006. Expressed as a percentage of revenue, operating expenses were 84.6% this year compared to 129.1% last year.
Salaries and benefits expenses for the current quarter were $2.2 million compared to $2.1 million for the third quarter last year, an increase of $0.1 million or 3.7%. Salaries and benefits expense as a percent of net revenue was 63.6% for this year’s third quarter compared to 93.7% for the same period last year. Salaries and benefits expenses in the current period are more representative of normal levels as a result of the growth in the revenue base for the business.
General and administrative expenses were $0.5 million in both the current quarter and the same period last year. General and administrative expenses as a percent of net revenue were 15.1% for this year compared to 22.6% last year. The nature of many of the General and Administrative expenses cause them to be relatively fixed in the short term, however, the Company continues to actively look at ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.
Occupancy costs for the current quarter were $0.2 million compared to $0.3 million last year, a decrease of $0.1 million. Occupancy costs as a percent of net revenue were 5.8% this year compared to 12.7% last year. During the fourth quarter of last year, Watt consolidated its operations from two locations to one location and is benefiting from reduced rent expense and efficiencies of scale in other occupancy costs.
Depreciation expense for the three months ended June 30, 2007 and three months ended June 30, 2006 was $0.1 million.
Interest expense was negligible for the three months ended June 30, 2007 and for the same period last year.

Merchant Banking Segment
Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s Merchant banking activities are being reported as a new operating segment in fiscal 2007. Accordingly, there are no comparable amounts for the first quarter of fiscal 2006.
For the quarter ended June 30, 2007, the Company realized a small gain on the disposal of investments. Most of the company’s merchant banking revenue in the quarter came from net unrealized gains on its investments of approximately $0.6 million. The unrealized gains were due to the upward adjustment to market value of its investments as at June 30, 2007 over their value at the end of the prior quarter. The Company had significantly higher unrealized gains just prior to the end of the current quarter. However, a broad market correction reduced the overall gains for the period. In addition, the foreign components of the portfolio were negatively impacted by the relative weakening of the US dollar during the period. During the period, the Company generated an approximate 2.3% return on its capital base.
Interest and dividend income for the Merchant Banking segment in the quarter was approximately $0.1 million. Interest earned for the quarter was largely attributable to cash held in short term GIC’s or discount securities.
In aggregate, the Company had a net investment gain of approximately $0.8 million for the current quarter. Going forward investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the quarter were approximately $0.4 million.
During the third quarter of fiscal 2007, pre tax earnings from the Merchant Banking business totaled approximately $0.4 million.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance, such as audit and legal expenses, board fees, listing fees and shareholder relations. During the quarter, these expenses totaled approximately $0.8 million.
Income Taxes
The income tax recovery for the period was $0.2 million. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the third quarter. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Income from discontinued operations
Income from discontinued operations represents income from Envoy’s UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The income from discontinued operations, net of income taxes and minority interests, for the third quarter of fiscal 2007 was NIL and for the third quarter of fiscal 2006 was approximately $0.4 million.
Discontinued operations as detailed in note 9 to the Interim Financial Statements are as follows:

Three Months Ending June 30	2007	2006

Net revenue	$—	$5,183,966

Operating expense	—	4,248,470
Interest income	—	(17,308)
Depreciation	—	329,033
Income tax expense	—	156,441

Income from discontinued operations	—	467,330

Minority interest	—	74,750

Income from discontinued operations	$—	$392,580

Net earnings (loss)
Net earnings for the three months ended June 30, 2007 was $0.2 million, compared to a loss of ($1.1) million for the three months ended June 30, 2006. On a per share basis the net earnings in the current quarter were $.02 per share compared to a loss of ($.05) last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 10,099,074 for the current quarter compared to 20,379,704 in the same period last year.
Nine months Ended June 30, 2007 Compared To Nine months Ended June 30, 2006
On a consolidated basis, the net income for the first nine months of fiscal 2007 was $2.7 million compared with a loss of ($2.7 million) for the first nine months of fiscal 2006.
The comparative results for the first nine months of fiscal 2006 include the operating results for the UK and European operations for the nine months ended June 30, 2006.

The amount is included as discontinued operations as a result of the sale of ECG Holdings (UK) Limited last year. Income from discontinued operations (net of taxes) amounted to approximately $0.9 million.
On a fully diluted per share basis the net income for this year’s first nine months was $.19 per share compared to a loss of ($.17) last year from continuing operations. The income from discontinued operations in the first nine months of fiscal 2006 was $.04 per fully diluted share.
Consumer and Retail Branding Segment
Net revenue for the Branding Segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the nine months ended June 30
	(in millions)
By type of service:	2007	% of total	2006	% of total
Consumer and retail branding	$9.0	100%	$7.2	100%

By customer location:	2007	% of total	2006	% of total
Canada	$3.2	35%	$4.0	55%
USA and South America	4.2	47%	2.8	40%
Middle East and Asia	1.6	18%	0.4	5%

	$9.0	100%	$7.2	100%

Net revenue for the nine months ended June 30, 2007 was $9.0 million, compared to $7.2 million for the nine months ended June 30, 2006, an increase of $1.8 million. The main reason for the increase was significant new client wins in both the US and internationally. The Company expects that net revenue from the Middle East and Asia will be a significant contributor to its future growth. In reviewing our client spending plans for the remainder of fiscal 2007, we expect our revenue going forward to be consistent with the first three quarters.
Net revenue from Canadian customers decreased by approximately $0.8 million in the first nine months of fiscal 2007 as compared to the same period last year. Net revenue from the U.S. and South American based customers increased $1.4 million from $2.8 million last year to $4.2 million for the current year. Net revenue from the Middle East and Asian region increased $1.2 million in the first nine months of 2007 as compared to the same period of 2006. As client spending patterns vary by region and by season the Company’s geographic revenue will also shift accordingly.
Operating expenses, excluding depreciation, for the first nine months of fiscal 2007 were $7.2 million compared with $9.2 million in the first nine months of fiscal 2006, a decrease of $2.0 million. Expressed as a percentage of revenue operating expenses were 80.5% this year compared to 126.9% last year.
Salaries and benefits expenses for the current fiscal year were $5.5 million compared to $6.6 million last year, a decrease of $1.1 million or 17.1%. Salaries and benefits expense as a percent of net revenue was 60.9% for the first nine months of fiscal 2007 compared to 91.5% for the same period last year. Salaries and benefits are more closely aligned with revenue this year as a result of the restructuring implemented last year and continue to be closely monitored to align costs with current and expected revenues.
General and administrative expenses were $1.1 million for the current period to date, compared to $1.6 million for the same period last year, a decrease of $0.5 million. General and administrative expenses as a percent of net revenue were 12.7% for this year compared to 22.2% last year. The Company continues to actively look at ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.
Occupancy costs for the current fiscal year were $0.6 million compared to $0.9 million last year, a decrease of $0.3 million. Occupancy costs as a percent of net revenue were 6.8% this year compared to 13.0% last year. Watt continues to benefit from consolidating its operations from two locations to one location late last year.
Depreciation expense for the nine months ended June 30, 2007 and nine months ended June 30, 2006 was $0.3 million.
Interest expense was minimal for both the nine months ended June 30, 2007 and the comparative period last year.
Merchant Banking Segment
Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s Merchant banking activities are being reported as a new operating segment in fiscal 2007. Accordingly, there are no comparable amounts for fiscal 2006.
For the nine months ended June 30, 2007, the Company realized a gain on the disposal of investments of $1.8 million. All of the gain was attributable to the sale of marketable securities. The company also had net unrealized gains on its investments of approximately $1.7 million at June 30, 2007. For the nine month period ended June 30, 2007, the Company generated a return of approximately 12.5% on its invested capital.
Interest and dividend income for the Merchant Banking segment for the first nine months of fiscal 2007 was approximately $0.6 million. Interest earned for the period was largely attributable to cash held in short term GIC’s or discount securities.

In aggregate, the Company generated a net investment gain of approximately $4.1 million for the nine months ended June 30, 2007. Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the nine months ended June 30, 2007 were approximately $1.4 million.
During the first nine months of fiscal 2007, pre tax earnings from the Merchant Banking business totaled approximately $2.8 million.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. Credit amounts generated by the corporate segment relate to a recovery in excess of actual costs as a result of subleasing excess space at the Company’s corporate office. Due to the unpredictable nature of certain maintenance and operating costs, there is no assurance that recovered amounts will continue to be in excess of actual expenditures. For the nine months ended June 30, 2007, these expenses totaled approximately $1.7 million.
The Corporate segment of the Company’s operations earned approximately $0.4 million in interest revenue from cash set aside to fund the Company’s substantial issuer bid, which closed in January 2007. Approximately $30 million was segregated for this purpose and held in secure cash investments bearing a nominal interest rate. As the substantial issuer bid was settled in the second quarter, it is not expected that additional interest income will be earned for the corporate segment.
Income Taxes
Income tax expense for the period was nil. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Income from discontinued operations
Income from discontinued operations represents income from Envoy’s UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The income from discontinued operations, net of income taxes and minority interests, for the first nine months of fiscal 2007 was NIL and for the first nine months of fiscal 2006 was approximately $0.9 million.

Discontinued operations as detailed in note 9 to the Interim Financial Statements as follows:

Nine months Ending June 30	2007	2006

Net revenue	$—	$16,654,564

Operating expense	—	13,290,179
Interest income	—	(49,840)
Depreciation	—	992,351
Restructuring expense	—	743,657
Income tax expense	—	449,651

Income from discontinued operations	—	1,228,566

Minority interest	—	352,242

Income from discontinued operations	$—	$876,324

Net earnings (loss)
Net earnings for the nine months ended June 30, 2007 was $2.7 million, compared to a loss of ($2.7) million for the nine months ended June 30, 2006. On a per share basis, the net earnings in the current year were $.19 per share compared to a loss of ($.13) last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 14,304,299 this year compared to 20,804,755 last year.
3.	SUMMARY OF QUARTERLY RESULTS

	Q3 2007	Q2 2007	Q1 2007	Q4 2006

	million	million	million	million
Net revenue	$4.30	$3.80	$5.00	$2.50

Net earnings (loss):
From continuing operations	$0.20	$0.86	$1.59	$(1.81)
Including discontinued operations	$0.20	$0.86	$1.59	$3.20

Net earnings (loss) per share
From continuing operations
Basic	$0.02	$0.07	$0.08	$(0.10)
Diluted	$0.02	$0.07	$0.08	$(0.10)
Including discontinued operations
Basic	$0.02	$0.07	$0.08	$0.22
Diluted	$0.02	$0.07	$0.08	$0.22

	Q3 2006	Q2 2006	Q1 2006	Q4 2005

	million	million	million	million
Net revenue	$2.30	$1.70	$3.20	$5.50

Net earnings (loss):
From continuing operations	$(1.50)	$(1.09)	$(1.00)	$0.60
Including discontinued operations	$0.40	$(0.40)	$(1.10)	$0.90

Net earnings (loss) per share
From continuing operations
Basic	$(0.07)	$(0.05)	$(0.05)	$0.03
Diluted	$(0.07)	$(0.05)	$(0.05)	$0.03
Including discontinued operations
Basic	$(0.05)	$(0.02)	$(0.05)	$0.04
Diluted	$(0.05)	$(0.02)	$(0.05)	$0.04
4.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual obligations at June 30, 2007:

	Total	Due in year 1	Due in year 2	Due in year 3
Operating leases	$1,832,939	$740,795	$748,668	$343,476
Long term debt	179,030	87,113	91,917	—

Total contractual cash obligations	$2,011,969	$827,908	$840,585	$343,746

5.	LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2007, Envoy had working capital of $33.6 million, including cash of approximately $0.1 million. At September 30, 2006, it had working capital of $62.6 million including cash of $0.8 million. Included in working capital are investments in marketable securities, the current portion of which was $26.4 million at June 30, 2007 and $57.4 million at September 30, 2006.
Net cash provided by operating activities was $31.6 million for the nine months ended June 30, 2007, compared to $17.8 million provided by operating activities for the nine months ended June 30, 2006. The cash provided by the current year operations is due mainly to the liquidation of investments to fund the substantial issuer bid, while the prior year period is due mainly to a reclassification of investments from short term to long term and a reduction in accounts receivable.

In the current period, net cash used in financing activities was $32.1 million, including approximately $30.2 million used to repurchase shares and fund associated costs related to the Company’s substantial issuer bid. In addition, approximately $1.9 million was used for share repurchases under the normal course issuer bid in the current period, compared to approximately $2.3 million in the same period last year.
As at June 30, 2007, the Company held approximately $2.3 million in short term, liquid investments (GIC’s and discount notes) and approximately $22.7 million in liquid marketable securities.
The Company has access to short term debt in the form of an operating line to fund day-to-day operating requirements without the need to liquidate marketable securities.
The Company had only a nominal amount of long term debt at June 30, 2007 and has no foreseeable cash requirements that would require any additional long term borrowings.
6. TRANSACTIONS WITH RELATED PARTIES
During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties. As of September 30, 2006, ECGP had net expenditures of $1,001,354, including a receivable from the related party of $56,221.
During the first quarter of fiscal 2007, the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.
In June 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000, approximately $5,000 more than ECGP paid to acquire and hold the property.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
7. CRITICAL ACCOUNTING POLICIES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the September 30, 2006 year end Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 21 to the year end Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.
When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.
Intangible assets
To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
Income Taxes
Envoy accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Revenue Recognition
With respect to the Consumer and Retail Branding business, the Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing reimbursable pass-through costs; and

(iii)	work in process representing costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.
With respect to the Merchant Banking business, the Company recognizes income as follows:
(i)	interest income is recorded on an accrual basis;

(ii)	dividend income is recorded on the ex dividend date;

(iv)	realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed so as to recognize the full realized gain or loss in the period of disposition.
Investment Valuations
Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

Securities in privately-held companies are recorded at cost unless an upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher than the Company’s carrying value. Downward adjustments to carrying value are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts and other developments since acquisition.
Discontinued operations
Effective October 1, 2004, the Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations, if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes, are reported as a separate element of income or loss before extraordinary items for both current and prior periods.
8. RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions
The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America.
Client concentration
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the nine months ended June 30, 2007, the Company’s top three clients accounted for 28% of its consolidated net revenue, compared to 44% concentration in the top three clients for the first nine months of fiscal 2006. The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients, without adding new sources of net revenue, could have an adverse effect on the Company’s financial results.
Market risk
Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
Foreign currency risk
Envoy is subject to currency risk through its activities in the United States. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.
International exposure
The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Key personnel
Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.
Credit risk
Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at June 30, 2007, Envoy had one customer, who represented 20% of accounts receivable and one customer who represented 21% of accounts receivable as at September 30, 2006.

Future investments
The Company identifies, assesses and reviews potential investment opportunities on going basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.
9. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2007 and, given the size of the Company and the involvement of the Chief Executive Officer, Chief Financial Officer and other senior management, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.
10. UPDATED SHARE INFORMATION
As at June 30, 2007, there were 9,915,030 common shares of Envoy issued and outstanding, compared to 19,421,415 issued at September 30, 2006.
11. OTHER INFORMATION
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.
12. FORWARD LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman	60 Columbia Way, Suite 400
	and Chief Executive Officer	Markham, Canada L3R 0C9
Telephone: (416) 593-1212
Facsimile: (416) 593-4434	J. Joseph Leeder
Chief Financial Officer and Vice
President Mergers and Acquisitions
BANKERS
DIRECTORS	John H. Bailey	RBC Royal Bank
John H. Bailey	Executive Vice President	200 Bay Street
B.Comm, J.D., LL.M	and Corporate Secretary	Toronto, Canada M5J 2J5
Barrister & Solicitor

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL (CANADIAN)
Chief Executive Officer	David Parkes (Chair)	Blake, Cassels & Graydon LLP
Wakai Technologies Inc.	Hugh Aird	Box 25, Commerce Court West
	David I. Hull	Toronto, Canada M5L 1A9
Geoffrey B. Genovese
President, Chairman and	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)
Chief Executive Officer	David I. Hull (Chair)	Skadden, Arps, Slate, Meagher &
Envoy Capital Group Inc.	Hugh Aird	Flom LLP
	David Parkes	PO Box 258, Suite 1750
David I. Hull		Toronto, Canada M5K 1J5
President	NOMINATING AND CORPORATE
Hull Life Insurance Agencies Inc.	GOVERNANCE COMMITTEE
	David I. Hull (Chair)	INVESTOR RELATIONS
Hugh Aird (Lead Director)	Hugh Aird	E-mail: info@envoy.to
Vice-Chairman North America	David Parkes
Edelman		Additional information is
	TRANSFER AGENT	available on our
	Computershare Trust	Web site at www.envoy.to
Company of Canada
	100 University Avenue, 9th Floor	STOCK TRADING INFORMATION
	Toronto, Canada M5J 2Y1	Toronto Stock Exchange: ECG
NASDAQ Exchange: ECGI